EXHIBIT 99.1

Qiao Xing Universal to Release Its Half-Year Financials
In the Second Half of August

     HUIZHOU, Guangdong, China, Aug. 13 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that the Company plans to release its half-year financial statements, along with its Q2 financials, within the second half of August 2004.

     Mr. Wu Rui Lin, Chairman of Qiao Xing Universal, commented, “As a foreign issuer, we are not obligated to report quarterly. However, in keeping with our commitment to greater transparency towards our investors, the Company has commenced disclosing certain key financials on a quarterly basis since 2004. We appreciate the information need of the investors, and will continue to strive to improve in our effort to provide to them relevant and timely information about the Company on which to base their investment decisions.”

     “With this continual improvement, XING will soon have a communication and disclosure framework worthy of its rapid growth and business achievements,” Mr. Wu concluded.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 08/13/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)